ARTICLES OF INCORPORATION OF LEXINGTON DATA LINK, INC.

ARTICLE I:     The name of the corporation is: Lexington Data Link, Inc.

ARTICLE II:     The number of shares of stock the corporation is authorized to issue is: 1,000

ARTICLE III:     The name and complete address of the corporation’s initial registered office in
                            Kentucky is 400 West Market Street, Suite 1800 Louisville, Kentucky 40202
                            and the name of the initial registered agent at that office is National Registered Agents, Inc.

ARTICLE IV:     The mailing address of the corporation's principal office is 8829 Bond Street, Overland Park,
                            Kansas 66214.

ARTICLE V:     The name and complete address of each incorporator is Anthony J. Candelano, 8829 Bond Street,
                           Overland Park, KS 66214

March 28, 2002	/s/ Anthony J. Candelano Incorporator's Signature